Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Announces Data Presentations at Upcoming Industry Conferences

SYDNEY, AUSTRALIA – October 10, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announced that clinical data on the Company’s lead product candidate eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, will be presented at two industry conferences in October and November 2019.

Conference:	World Immunotherapy Congress as part of Festival of Biologics 2019

Dates:	October 15-17, 2019 (Tuesday, 15th October/ 2.50 p.m. CET)

Venue:	Basel Congress Centre, Basel, Switzerland

Presentation Title:	A soluble LAG-3 protein (eftilagimod alpha) with an anti-PD-1 antibody (pembrolizumab): a new combination in immuno-oncology – mature results of TACTI-mel

Presenter:	Frédéric Triebel, CSO & CMO of Immutep

Conference:	34th Annual Meeting of the Society for Immunotherapy of Cancer (SITC)

Dates:	November 6-10, 2019 (Friday, November 8th, 7.00am – 8.00pm EST)

Venue:	Gaylord National Hotel & Convention Center in National Harbor, 201 Waterfront St, Forest Heights, MD 20745, USA

Title:	Initial results from a Phase II study (TACTI-002) in non-small cell lung cancer, or head and neck cancer patients receiving eftilagimod alpha (LAG-3 fusion protein) and pembrolizumab

Poster Number:	343

Authors:	J. Peguero, E. Felip, B. Doger, M. Marjem, E. Carcereny, T. Clay, P. Bajaj, M. Krebs, F. Triebel

All presentations will be made available on the Company’s website at http://www.immutep.com/investors-media/presentations.html

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, is a best-and-first-in-class MHC II agonist. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). Immutep is also developing a LAG-3 agonist monoclonal antibody for autoimmune diseases (IMP761) that is currently in preclinical development.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com